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                                  F O R M    3

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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

Bisbano,                             Patti                                 R.
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(Last)                              (First)                             (Middle)

                     Communications Development Corporation
                            3o Main Street, Suite 400
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                                    (Street)

Danbury                               CT                                 06810
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(City)                               (State)                               (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

                                February 4, 1999
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker of Trading Symbol

                             Vialog Corporation VLOG
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5. Relationship of Reporting Person to Issuer (check all applicable)

[ x ] Director*
[   ] 10% Owner
[   ] Officer (give title below)
[   ] Other (specify below)

______________________________


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6. If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group filing (Check Appropriate Line)

[x] Form filed by One Reporting Person
[ ] Form filed by More Than One Reporting Person
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

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                                       TABLE I -- NON-DERIVATIVE SECURITIES BENFICIALLY OWNED
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1. Title of Security (Instr. 4)                        2. Amount of Securities      3. Ownership From:      4. Nature of Indirect
                                                          Beneficially Owned           Direct (D) or           Beneficial
                                                          (Instr. 4)                   Indirect (I)            Ownership
                                                                                       (Instr 5.)              (Instr. 5)
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
 Common Stock                                                52,174                          D
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

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             TABLE II -- DERIVATIVE SECURITIES BENFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security   2. Date             3. Title and                 4. Conversion  5. Ownership     6. Nature of
   (Instr. 4)                        Exercisable         Amount of                    Or Exercise    Form of          Indirect
                                     and                 Securities                   Price of       Derivative       Beneficial
                                     Expiration          Underlying                   Derivative     Security:        Ownership
                                     Date (Month/        Derivative                   Security       Direct           (Instr. 5)
                                     Day/Year)           Security                                    (D) or
                                                         (Instr. 4)                                  Indirect (I)
                                                                                                     (Instr. 5)
                                  -----------------   -----------------             ------------- ---------------   ------------
                                  Date      Expira-                       Amount or
                                  Exer-     tion                          Number
                                  cisable   Date         Title            of Shares
                                  -------   -------      -----            ---------
 Stock Option                      (1)       11/12/00   Common Stock        62,500       $5.75            D
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 Stock Option                      05/22/98  05/22/08   Common Stock         6,250       $7.00            D
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 Stock Option                      (2)       01/15/09   Common Stock         6,200         (3)            D
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 Stock Option                      (4)       01/15/09   Common Stock           250       IPO Price        I            Held by
                                                                                                                       daughter (5)
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
Explanation of Responses:

(1) As of the reporting date, this option is exercisable as to 26,044 shares. This option vests as to an additional 5,208 shares on the last day of each calendar quarter until fully vested.

(2) This option vests as to 513 shares on 7/1/99 and as to an additional 517 shares on the first day of each calendar quarter until fully vested.

(3)  The price per share for this option is the IPO price.

(4) These options vest as to 82 shares on 1/15/00 and as to an additional 21 shares on the last day of each calendar quarter thereafter until fully vested.

(5) The reporting person's daughter is an employee of a subsidiary of the Issuer and was granted employee options under the Issuer's 1995 Stock Plan.



                         /s/Patti R. Bisbano                    2/4/99
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                         Signature of Reporting Person           Date